DESERT HEALTH PRODUCTS, INC. TO SPIN OFF ROYAL PHOENIX

SCOTTSDALE, AZ---October 23, 2000---Desert Health Products,
Inc. (OTC:BB "DHPI") announced today the Spin Off of its Royal Phoenix Group of herbal products.

Under the terms of the executed Separation and Distribution
Agreement each shareholder of Desert Health will receive shares in the newly formed Royal Phoenix corporation. The distribution of the shares is anticipated to occur no later than December 15, 2000.

Johnny Shannon, President of Desert Health indicated that the spin off provided Desert Health with a means of marketing its Royal Phoenix Group of products through an independently capitalized marketing entity, while maintaining a profit center through an agreement with Royal Phoenix to manufacture, package, ship, and handle the credit card processing of the products being distributed.

Desert Health primarily markets its product lines to the European and Asian markets through a channel of distributors which Desert Health has created over several years. Most recently, Desert Health received approval to open its largest Asian operations in Beijing, China. The agreement with Royal Phoenix provides Desert Health with a new template for marketing its products in North America and possibly elsewhere. Mr. Shannon indicated that, "we are taking a wait and see attitude prior to projecting any major revenue stream, however all financing will occur through the newly created separate entity." He further indicated that, "Desert Health enjoys the elements of a no risk situation in light of the difficulties many companies are having in regards to capitalization."

Safe Harbor Statement: Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to: any perceived or actual benefits of the Spin Off, including the completion of the transaction, the anticipated share distribution date, the market acceptance and amount of sales derived from the Company's operations through the Spin Off, the competitive environment within the nutrition and dietary supplement industry, and the market acceptance and successful technical and economic implementation of the Company's operations as relates to the Royal Phoenix products.

Contact:
Anita C. Gotcher
Director of Corporate Communications
agotcher@deserthealth.com
480-951-1941